UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                            CYBERAMERICA CORPORATION
                            ------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         (Title of Class of Securities)


                                   232456 20 2
                                   ------------
                                   (CUSIP No.)


                                 Richard Surber
                               268 West 400 South
                                    Suite 300
                           Salt Lake City, Utah 84101
                                 (801) 575-8073
          (Name, address and telephone number of person authorized to receive notices and communications)


                                 April 21, 1999
                                 --------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement ( ).

SCHEDULE 13D
CUSIP No. 232456 20 2                                        Page 2 of 12 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         A-Z Professional Consultants Inc.

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)(  )
                                                                      (B)(  )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e).             [   ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Incorporated in Utah

                           7)       SOLE VOTING POWER                   112,196
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY
EACH

REPORTING                  9)       SOLE DISPOSITIVE POWER              112,196
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON A-Z Professional Consultants Inc. - 112,196

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.6%

14)      TYPE OF REPORTING PERSON
         CO

SCHEDULE 13D
CUSIP No. 232456 20 2                                        Page 3 of 12 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The David Michael Irrevocable Trust

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP  A)( )
                                                                     B)( )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         PF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e).             [   ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Florida Trust

                           7)       SOLE VOTING POWER                   201,100
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY
EACH

REPORTING                  9)       SOLE DISPOSITIVE POWER              201,100
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON The David Michael Irrevocable Trust - 201,100

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.6%

14)      TYPE OF REPORTING PERSON
         OO

SCHEDULE 13D
CUSIP No. 232456 20 2                                       Page 4 of 12  Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         A-Z Oil L.L.C.

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP  (A) (  )
                                                                     (B) (  )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         WC

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e).             [   ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Incorporated in Utah

                           7)       SOLE VOTING POWER                     3,000
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY
EACH

REPORTING                  9)       SOLE DISPOSITIVE POWER                3,000
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON A-Z Oil L.L.C. - 3,000

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%

14)      TYPE OF REPORTING PERSON
         CO

SCHEDULE 13D
CUSIP No. 232456 20 2                                      Page 5  of  12 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Alexander W. Senkovski Irrevocable Trust

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP (A) (  )
                                                                    (B) (  )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         PF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e).             [   ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Utah Trust

                           7)       SOLE VOTING POWER                    29,879
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY
EACH

REPORTING                  9)       SOLE DISPOSITIVE POWER               29,879
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Alexander W. Senkovski Irrevocable Trust - 29,879

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.98%

14)      TYPE OF REPORTING PERSON
          OO

SCHEDULE 13D
CUSIP No. 232456 20 2                                        Page 6 of 12 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AZW Irrevocable Trust

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP (A) ( )
                                                                    (B) ( )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         PF

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e).             [   ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Utah Trust

                           7)       SOLE VOTING POWER                    51,500
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER
OWNED BY
EACH

REPORTING                  9)       SOLE DISPOSITIVE POWER               51,500
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON AZW Irrevocable Trust - 51,500

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.6%

14)      TYPE OF REPORTING PERSON
         OO

SCHEDULE 13D
CUSIP No. 232456 20 2                                        Page 7 of 12 Pages


1)       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BonnieJean C. Tippetts

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP (A) ( )
                                                                    (B) ( )

3)       SEC USE ONLY


4)       SOURCE OF FUNDS
         OO

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e).             [   ]


6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Resident State of Utah

                           7)       SOLE VOTING POWER
NUMBER OF
SHARES

BENEFICIALLY               8)       SHARED VOTING POWER                 397,675
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER            397,675


11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON BonnieJean C. Tippetts -397,675

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.1%

14)      TYPE OF REPORTING PERSON
         OO

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.001 per share, of CyberAmerica Corporation ("Common Stock"). CyberAmerica Corporation is a Nevada corporation with principal executive offices at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. ("Issuer").

Item 2.  Identity and Background

(a) This statement is filed by A-Z Professional Consultants Inc ("A-Z Professional"), The David Michael Irrevocable Trust ("David Michael Irrevocable Trust"), A-Z Oil L.L.C. ("A-Z Oil"), Alexander W. Senkovski Irrevocable Trust ("Senkovski Trust"), AZW Irrevocable Trust ("AZW") and BonnieJean C. Tippetts ("Tippetts").

(b) The principal address for A-Z Professional is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. The principal address for the David Michael Irrevocable Trust is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. The principal address for A-Z Oil is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. The principal address for the Senkoviski Trust is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. The principal address for AZW is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101. The principal address for Tippetts is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

(c) A-Z Professional is afinancial consulting firm. David Michael Irrevocable Trust is an irrevocable trust. A-Z Oil is a gasoline supplier. The Senkovski Trust is an irrevocable trust. AZW is an irrevocable trust. Tippetts is the sole officer and director of A-Z Professional, the Managing Director of A-Z Oil and the Trustee for each of the irrevocable trusts. Tippetts is also an employee of a CyberAmerica subsidiary.

(d) A-Z Professional has not been convicted in a criminal proceeding during the last five years. The David Michael Trust has not been convicted in a criminal proceeding during the last five years. A-Z Oil has not been convicted in a criminal proceeding during the last five years. The Senkovski Trust has not been convicted in a criminal proceeding during the last five years. AZW has not been convicted in a criminal proceeding during the last five years. Tippetts has not been convicted in a criminal proceeding during the last five years

(e) During the last five years, A-Z Professional, the David Michael Irrevocable Trust, A-Z Oil, the Senkovski Trust, AZW and Tippetts have not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) A-Z Professional is a Utah corporation. David Michael Trust is a Florida trust. A-Z Oil is a Utah Limited Liability Corporation. The Senkovski Trust is a Utah trust. AZW is a Utah trust. Tippetts is an individual with residence in the State of Utah and an employee of a subsidiary of CyberAmerica.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of the funds to be used in making the purchase of these CyberAmerica shares by each of the entities derives from operating capital and funds from personal sources.

Item 4.  Purpose of Transaction

The purpose of the transaction for A-Z Professional is for investment purposes. The purpose of the transaction for the David Michael Irrevocable Trust is for investment purposes. The purpose of the transaction for A-Z Oil is for investment purposes. The purpose of the transaction for the Senkovski Trust is for investment purposes. The purpose of the transaction for AZW is for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by A-Z Professional is 112,196 shares or 3.6% of the Issuers issued and outstanding shares as of June 4, 1999, reported to be 3,042,673 by the Issuer's transfer agent.

         The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the David Michael Irrevocable Trust is 201,100 shares or 6.6% of the Issuers issued and outstanding shares as of June 4, 1999, reported to be 3,042,673 by the Issuer's transfer agent.

         The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by A-Z Oil is 3,000 shares or 0.1% of the Issuers issued and outstanding shares as of June 4, 1999, reported to be 3,042,673 by the Issuer's transfer agent.

         The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Senkovski Trust is 29,879 shares or 0.98% of the Issuers issued and outstanding shares as of June 4, 1999, reported to be 3,042,673 by the Issuer's transfer agent.

         The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by AZW is 51,500 shares or 1.6% of the Issuers issued and outstanding shares as of June 4, 1999, reported to be 3,042,673 by the Issuer's transfer agent.

         The aggregate number and percentage of class of securities identified pursuant to Item 1 that may be deemed to be beneficially owned by Tippetts is 397,675 shares or 13.1% of the Issuers issued and outstanding shares as of June 4, 1999, reported to be 3,042,673 by the Issuer's transfer agent.

(b) A-Z Professional has the sole power to vote or direct the vote and to dispose or direct the disposition of the 112,196 shares. A-Z Professional does not share its right to vote or direct the vote or dispose or direct the disposition of the 112,196 shares.

         The David Michael Trust has the sole power to vote or direct the vote and to dispose or direct the disposition of the 201,100 shares. The David Michael Trust does not share its right to vote or direct the vote or dispose or direct the disposition of the 201,100 shares.

         A-Z Oil has the sole power to vote or direct the vote and to dispose or direct the disposition of the 3,000 shares. A-Z Oil does not share its right to vote or direct the vote or dispose or direct the disposition of the 3,000 shares.

         The Senkovski Trust has the sole power to vote or direct the vote and to dispose or direct the disposition of the 29,879 shares. The Senkovski Trust does not share its right to vote or direct the vote or dispose or direct the disposition of the 29,879 shares.

         AZW has the sole power to vote or direct the vote and to dispose or direct the disposition of the 51,500 shares. AZW does not share its right to vote or direct the vote or dispose or direct the disposition of the 51,500 shares.

         Tippetts may be deemed to share her right to vote or direct the vote or dispose or direct the disposition of the 397,675 aggregate shares with A-Z Professional, A-Z Oil, the David Michael Irrevocable Trust, the Senkovski Trust and AZW because Ms. Tippetts is the President and Director of A-Z Professional, the Managing Director of A-Z Oil and the Trustee for each of the irrevocable trusts.

         Tippetts expressly disclaims any direct and indirect beneficial ownership in any of said shares of Common Stock held by or for the benefit of A-Z Professional, A-Z Oil, the David Michael Irrevocable Trust, the Senkovski Trust and AZW.

(c) During the past sixty days the following transactions were effected:

         A-Z Professional, between May 21, 1999 and June 2, 1999, purchased 76,196 shares of CyberAmerica for a total of $138,908.77.

         The David Michael Irrevocable Trust, between April 14, 1999 and May 25,
         1999,   purchased  185,600  shares  of  CyberAmerica  for  a  total  of
         $193,264.10.

         A-Z Oil on May 24, 1999 purchased 3,000 shares of CyberAmerica for a total of $4,031.25.

         The Senkovski Trust, between May 12, 1999 and May 25, 1999, purchased 18,000 shares of CyberAmerica stock for a total of $25,203.13.

         AZW, between April 19, 1999 and April 21, 1999, purchased 51,500 shares of CyberAmerica stock for a total of $54,214.25.

(d) Allen Z. Wolfson has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Allen Wolfson owns 100% of A-Z Professional and A-Z Oil and the irrevocable trusts were created and exist for the benefit of Allen
         Z. Wolfson's children.

(e)      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         A-Z Professional Consultants, Inc.
         A-Z Professional works as an independent consultant to CyberAmerica whose primary function is to locate potential transactions on CyberAmerica's behalf and to present them to CyberAmerica's management. A-Z Professional has served CyberAmerica in this capacity since 1992. During 1998,

         A-Z Professional performed services on CyberAmerica's behalf primarily involving locating potential transactions for the purchase and sale of CyberAmerica's real estate holdings.

         CyberAmerica does not currently have any formal consulting arrangement with A-Z Professional, aside from providing A-Z Professional with office space. CyberAmerica has, instead, agreed to further compensate A-Z Professional on a transaction by transaction basis. During 1998, A-Z Professional was instrumental in several transactions involving the purchase, sale and financing of real estate holdings by CyberAmerica and its subsidiaries.

Item 7.  Material to Be Filed as Exhibits.

         None.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            A-Z Professional Consultants, Inc.


Date: June  8, 1999                               /s/ BonnieJean C. Tippetts
           ----                               ----------------------------------
                                              BonnieJean C. Tippetts - President



                                            The David Michael Irrevocable Trust.


Date: June  8, 1999                               /s/ BonnieJean C. Tippetts
           ----                               ----------------------------------
                                                BonnieJean C. Tippetts - Trustee


                                            A-Z Oil L.L.C.


Date: June  8, 1999                            /s/ BonnieJean C. Tippetts
           ----                                ---------------------------------
                                                 BonnnieJean C. Tippetts -
                                                   Managing Director



                                       Alexander W. Senkovski Irrevocable Trust.


Date: June  8, 1999                              /s/ Bonnie C. Tippetts
           ----                                 --------------------------------
                                                BonnieJean C. Tippetts - Trustee

                                                AZW Irrevocable Trust.


Date: June  8, 1999                              /s/ Bonnie C. Tippetts
           ----                                 --------------------------------
                                                BonnieJean C. Tippetts - Trustee


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See
18 U.S.C.  1061).